10025700

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67877

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 7, 2008 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StockShield, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Century Park East Suite 1560
(No. and Street)

Los Angeles, CA 90067
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Yolles (310)203-8844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whittlesey & Hadley, P.C.
(Name – *if individual, state last, first, middle name*)

147 Charter Oak Avenue, Hartford, CT 06106
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2010
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/2

OATH OR AFFIRMATION

I, Brian Yolles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StockShield, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Brian Yolles
Signature

CEO
Title

See attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 24 (Date) day of February (Month), 2010 (Year), by

(1) Brian Gregory Yolles (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) N/A (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ______________ (Signature of Notary Public)

ERICA ALEKSANDRA ARISTARHOV
Commission # 1829613
Notary Public - California
Los Angeles County
My Comm. Expires Jan 6, 2013

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 part III

Document Date: 2-24-2010 Number of Pages: 2

Signer(s) Other Than Named Above: N/A

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

February 16, 2010

To the Shareholders of
StockShield, Inc.

We have audited the financial statements of StockShield, Inc. for the period October 7, 2008 through December 31, 2009, and have issued our report thereon dated February 16, 2010. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated February 9, 2010, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered the internal control of StockShield, Inc. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

Significant Accounting Policies

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Company are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the year ended December 31, 2009. We noted no transactions entered into by the Company during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

Audit Adjustments

For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Company's financial reporting process (that is, cause future financial statements to be materially misstated). There were no significant audit adjustments proposed for the 2009 financial statements.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Auditor Independence

Whittlesey & Hadley, P.C. has no relationships with StockShield, Inc. that would impact our independence.

* * * * *

This information is intended solely for the use of the Shareholders and management of StockShield, Inc. and their respective regulatory agencies, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Whittlesey & Hadley, P.C.

STOCKSHIELD, INC.

Audited Financial Statement

December 31, 2009

STOCKSHIELD, INC.

Table of Contents

WHITTLESEY & HADLEY, P.C.
Certified Public Accountants/Consultants
147 Charter Oak Avenue
Hartford, Connecticut 06106
860.522.3111 (voice)
860.524.4475 (fax)
www.whcpa.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
StockShield, Inc.

We have audited the accompanying statement of financial condition of StockShield, Inc. (the "Company") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of StockShield, Inc. at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Whittlesey & Hadley, P.C.

February 16, 2010

STOCKSHIELD, INC.

Statement of Financial Condition

December 31, 2009

Assets		
Cash and cash equivalents	$	68,355
Other assets		1,395
Total assets	$	69,750
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable	$	6,547
Accrued interest		9,882
Loans payable		820,864
Total liabilities		837,293
Stockholders equity:		
Common stock, $0.01 par value, 30,000 shares authorized, 26,222 shares issued and outstanding		262
Additional paid in capital		129,960
Retained earnings		(897,765)
Total stockholders' equity		(767,543)
Total liabilities and stockholders' equity	$	69,750

The accompanying notes are an integral part of the financial statements.

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – StockShield, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, Financial Industry Regulatory Authority, and Securities Investor Protection Corporation. In addition, the Company is registered with the securities regulatory divisions of the States of California, Illinois, and New York. Administrative fee income is generated in connection with the private placement of interests in StockShield, LLC and StockShield Trust, which implement the Company's proprietary equity risk management capability.

Basis of Presentation – The accompanying financial statements have been prepared in conformity with generally accepted accounting principles for business enterprises in general. However, broker-dealers are further subject to Rule 17a-5 of the Securities and Exchange Commission and the Financial and Operational Combined Uniform Single (FOCUS) report there under. That rule prescribes the presentational format of the accompanying financial statements as well as additional disclosures.

Income Taxes – The Company has elected by consent of the shareholders to be taxed under the provisions of Section 1362, Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state income tax on its taxable income. Instead, the shareholder is liable for the individual income taxes on the Company's taxable income.

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents – The Company considers all highly liquid debt instruments purchased with a maturity of three months or less and any certificates of deposit that do not contain material early withdrawal penalties to be cash equivalents.

Financial Instruments – Cash and cash equivalents are financial instruments for which the carrying value equals fair value. The Company has no financial instruments with off-balance sheet risk.

Subsequent Events Measurement Date – The Company monitored and evaluated subsequent events for footnote disclosures or adjustments required in its financial statements for the year ended December 31, 2009 through February 16, 2010, the date on which financial statements were available to be issued.

NOTE 2 – NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company's regulatory net capital of $51,926 exceeded required net capital by $46,926. Aggregate indebtedness was $16,429, resulting in a ratio of aggregate indebtedness to net capital of approximately 0.32 to 1.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, therefore is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under Paragraph (k)(2)(ii) thereof.

NOTE 3 – RELATED PARTY

The Company is the Manager of StockShield, LLC, a Delaware limited liability company formed to sell membership interests to investors for the purpose of having the proceeds of such sale held in escrow by Wells Fargo Bank, N.A., for a period of five years. At the end of the five-year term, StockShield, LLC will be dissolved and liquidated, with the assets distributed as set forth in the LLC Agreement. For its services, the Company is paid an annual administrative fee equal to 0.50% of the initial stock value protected by membership interests sold to investors.

NOTE 4 – LOANS PAYABLE

On October 8, 2008 the Company entered into unsecured subordinated loan agreements with four of the shareholders at 10% interest with principal and interest due December 31, 2011. Principal and accrued interest at December 31, 2009 is $733,011 and $97,735, respectively. Of the accrued interest $9,882 is separately stated on the balance sheet as it is not included in the net capital calculation. The loan agreements have been approved by Financial Industry Regulatory Authority (FINRA) and require prior written approval from FINRA before any repayment can be made.